Mail Stop 4561

March 16, 2009

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, MO 64108

> **Re:** **NovaStar Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 1-13533**

Dear Mr. Schwatken:

We have read your supplemental response letter dated March 11, 2009 and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1.   We have considered your response to comment 1 of our letter dated March 11, 2009. We do not believe that SFAS No. 140 provides a basis for reassessing the appropriate accounting for a transfer as a result of management taking non-substantive actions. Based on the facts and circumstances that you have described we do not believe it is appropriate for you to reflect the actions you took effective September 30, 2008 as a basis for recognizing a third quarter 2008 sale of the assets held in the 2006-1 and 2006-MTA 1 trusts.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief